October 1, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sprague Resources LP

Amendment No. 7 to Registration Statement on Form S-1

Filed September 24, 2013

File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 8 (“Amendment No. 8”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 7 to the Registration Statement, filed with the Commission on September 24, 2013 (“Amendment No. 7”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary, page 1

The Formation Transactions, page 10

1.	We note your revised disclosure in this section. Please address the following:

•	In the third bulleted item in this section, you make reference to “Sprague.” Please revise your filing to clarify the relevant Sprague entity.

Securities and Exchange Commission

October 1, 2013

•	Please revise to clarify the amount of the “combination of accounts receivable and cash” that would be distributed by Sprague Operating Resources LLC.

•	Please revise to disclose in this section the amount of “other long-term debt” that will be distributed by Sprague Operating Resources LLC. We note that you had included such disclosure in the prior amendment.

RESPONSE: The Registration Statement has been revised as requested. Please see page 10 of Amendment No. 8.

Non-GAAP Financial Measures, page 23

2.	We note the revisions to your filing in response to comment 2 in our letter dated September 11, 2013. We also note you have provided disclosure of unrealized hedging gains and losses in other sections of your filing. For example, we note reference is made as part of management’s discussion and analysis, such as the disclosure on page 85 addressing the impact of unrealized gains and losses on inventory and natural gas transportation contracts on adjusted gross margin and adjusted EBITDA. As another example, we note the presentation of unrealized hedging gains and losses as part of footnote 15 to your financial statements. Please tell us whether the measure of unrealized hedging gains and losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

RESPONSE: The Registration Statement has been revised to eliminate all references to unrealized gains and losses with respect to commodity derivative hedges. Please see the additional explanation on page 85 of Amendment No. 8.

Capitalization, page 50

3.	Please reconcile the amount of partnership pro forma capital leases with the pro forma presentation on page F-3.

RESPONSE: The Registrant notes that the capitalization table states that long-term debt includes current maturities. The line item “Capital leases” in the capitalization table represents the sum of the line items “Current portion of capital leases”, which is $187,000, and “Long-term capital leases”, which is $3,168,000, in the Registrant’s unaudited pro forma consolidated balance sheet.

Securities and Exchange Commission

October 1, 2013

Dilution, page 51

4.	Please provide us with the components of the calculation of your net tangible book value and the associated per unit amount.

RESPONSE: The table below presents the components of the revised calculation of net tangible book value and the associated per unit amount. The Registrant notes that it has reviewed its prior calculation of pro forma net tangible book value and has revised its calculation to exclude from pro forma net tangible book value $13.7 million of deferred debt issuance costs.

Pro forma net tangible book value prior to the offering	(In thousands, except unit data )

Pro forma member’s equity — (as described on page F-3)	$51,534

Less effect of proposed offering included in pro forma member’s equity above
Assumed proceeds	(170,000)
Estimated offering costs	14,175

Net impact of proposed offering to pro forma net book value	(155,825)

Add partial write-off of prior deferred debt costs included in pro forma member’s equity above	420

Pro forma member’s equity before the offering	(103,871)

Less:
Pro forma goodwill	(37,383)
Pro forma intangibles (included in Intangible and other assets, net)	(14,945)

Pro forma net tangible book value before the offering	$(156,199)

Number of units before the offering
Common units	1,571,970
Subordinated units	10,071,970

11,643,940

Pro forma net tangible book value per unit before the offering	$(13.41)

Pro forma net tangible book value after the offering

Pro forma member’s equity — (as described on page F-3)	$51,534
Less:
Pro forma goodwill	(37,383)
Pro forma intangibles (included in Intangible and other assets, net)*	(14,525)

Pro forma net tangible book value after the offering	$(374)

Number of units after the offering
Common units	10,071,970
Subordinated units	10,071,970

20,143,940

Pro forma net tangible book value per unit after the offering	$(0.02)

*	Reflects a partial write-off of prior deferred debt costs of $420.

Securities and Exchange Commission

October 1, 2013

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Assumptions and Considerations, page 61

5.	Please update your table on page 65 to reflect the most recently available NYMEX forward prices and revise your filing accordingly, or tell us why you do not believe such update is necessary. Please refer to prior comment 3 from our letter dated November 30, 2011.

RESPONSE: The Registration Statement has been revised as requested. Please see page 65 of Amendment No. 8.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

Note 3. Pro Forma Net Income Per Unit, page F-9

6.	We note from the disclosure regarding your application of SAB Topic 1B.3 that pro forma earnings per share will be calculated based upon the dividends of $40.0 million paid during the current year. However, it appears your calculation should also include dividends paid subsequent to December 31, 2012 (i.e., the $17.5 million dividend paid in September 2013). Please revise your disclosure and calculation as necessary.

RESPONSE: The Registrant notes that the $40.0 million of dividends consists of two separate dividends paid during 2013, a dividend of $22.5 million paid on February 6, 2013 and a dividend of $17.5 million paid on September 18, 2013. The Registration Statement has been revised to clarify that the $17.5 million dividend is included in the calculation. Please see page F-9 of Amendment No. 8.

Consolidated Balance Sheets, page F-10

7.	We note your presentation of a pro forma balance sheet to reflect the dividend distribution accrual of $17.5 million presented alongside the historical balance sheet in the filing. Please revise to present a separate line item for the distribution accrual.

RESPONSE: The Registration Statement has been revised as requested. Please see page F-10 of Amendment No. 8.

Exhibits

8.	Please file the schedules to the Contribution, Conveyance and Assumption Agreement filed as Exhibit 10.2. Similarly, please file Exhibit A to the Terminal Operating Agreement filed as Exhibit 10.6.

RESPONSE: The Registration Statement has been revised as requested. Please see Exhibit 10.2 and Exhibit 10.6 filed with Amendment No. 8.

*        *        *         *        *

Securities and Exchange Commission

October 1, 2013

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Adorys Velazquez
Adorys Velazquez

cc:	Caroline Kim (Commission)

Laura Nicholson (Commission)

Ethan Horowitz (Commission)

Jennifer O’Brien (Commission)

Paul A. Scoff (Registrant)

Gary Rinaldi (Registrant)

Joshua Davidson (Baker Botts L.L.P.)

Douglass M. Rayburn (Baker Botts L.L.P.)